UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
N/A
(Translation of registrant’s name into English)
18/F, Tower A, Winterless Centre,
No. 1 West Da Wang Road, Chaoyang District,
Beijing, 100026, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer
Date: December 7, 2010

Exhibit Index

Exhibit 99.1 —	Press Release

Exhibit 99.1
[FOR IMMEDIATE RELEASE]
XSEL Announces Financial Results for the First Half Year 2010
BEIJING, December 6, 2010 — Xinhua Sports & Entertainment Limited (the “Company” or “XSEL”) (NASDAQ: XSEL), a leading sports and entertainment group in China, today announced its unaudited financial results for the first half year ended June 30, 2010.
First Half Year 2010 Highlights
•	Net revenue was $27.1 million (excluding discontinued operations)

•	Adjusted EBITDA was $0.9 million

•	Net loss attributable to XSEL was $0.3 million
First Half Year 2010 Financial Results
Chart 1: Summary of financial results

	6 months ended	6 months ended
In US millions	Jun 30, 2010	Jun 30, 2009	Growth %
Net revenue[1]	27.1	27.2	0%
Adjusted EBITDA[2]	0.9	7.0	-87%
Net loss attributable to XSEL	(0.3)	(5.3)	95%
Exceptional items[3]	(9.0)	(1.1)	N/A
Net loss attributable to XSEL before exceptional items	(9.3)	(6.4)	-45%

[1]	The amount represents net revenue of the continuing operations, excluding net revenue of discontinued operations. Due to the sale of Beijing JinGuan XinCheng Advertising Co., Ltd. (“XinCheng”), Beijing EWEO Advertising Co., Ltd. (“EWEO”), Shanghai Paxi Advertising Co., Ltd. (“JCBN China”) and Profitown Development Ltd. (“Profitown”) in 2010, the closure of EconWorld Media Ltd. (“EconWorld”), Beijing Century Media Culture Co., Ltd. (“Century Media”), Upper Step Holdings Ltd. (“Upper Step”) and Beijing Perspective Orient Movie and Television Intermediary Co., Ltd. (“Perspective”) in 2010 as well as the termination of advertising agency agreement with Shaanxi Television Station (“SXTV”) in 2010, the historical operating results were reported as “discontinued operations” for all periods presented.

[2]	Please refer to Chart 4 for the reconciliation of adjusted EBITDA.

[3]	Please refer to Chart 5 for the breakdown.
Net Revenue
Net revenue for the first half year of 2010 was $27.1 million, down period-on-period from $27.2 million in the first half year of 2009.
Net Revenue by business group
Chart 2: Net revenue by business group

In US$ millions	Broadcast	Advertising	Total
Net revenue	10.0	17.1	27.1

Gross Profit
Gross profit for the first half year of 2010 was $3.9 million, down 44% period-on-period from $6.9 million in the first half year of 2009. The period-on-period decrease was mainly due to a decline in net revenue from Advertising Group driven by the Company’s repositioning in sports and entertainment.
Due to the sale of XinCheng, EWEO, JCBN China and Profitown in 2010, the closure of EconWorld, Century Media, Upper Step and Perspective in 2010 as well as the termination of advertising agency agreement with SXTV in 2010, the historical operating results were reported as “discontinued operations” for all periods presented.
Operating Expenses
Operating expenses were composed of selling and distribution expenses, general and administrative expenses, impairment loss on goodwill and loss on disposal of Convey. Excluding impairment loss on goodwill of $3.4 million and loss on disposal of Convey of $28.5 million, operating expenses for the first half year of 2010 were $13.5 million, compared to $13.5 million in the first half year of 2009.
Selling and distribution expenses for the first half year of 2010 were $3.2 million, up 10% period-on-period from $2.9 million in the first half year of 2009. The period-on-period decrease is mainly due to a decrease in amortization of intangible assets driven by the substantial impairment made in the second half year of 2009.
General and administrative expenses for the first half year of 2010 were $10.3 million, down 3% period-on-period from $10.6 million in the first half year of 2009. General and administration expenses for the first half year of 2009 and 2010 included $1.5 million and $2.3 million, respectively, of share-based compensation expenses.
Adjusted EBITDA
Adjusted EBITDA for the first half year of 2010 was $0.9 million, down 87% period-on-period from $7.0 million in the first half year of 2009. The period-on-period decrease was primarily due to the divestment of non-core businesses.
We provide the adjusted EBITDA metric because it allows management, investors and others to evaluate and compare our core operating results without the impact of impairment and write off charges, and certain non-cash items that we believe are not indicative of future performance. See Chart 4 for the reconciliation of adjusted EBITDA.
Chart 3: Adjusted EBITDA by business group

In US$ millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	1.2	0.8	3.0	5.0
Less: net head office expenses				(4.1)
Adjusted EBITDA				0.9

Net Loss attributable to XSEL
Net loss attributable to XSEL for the first half year of 2010 including exceptional items was $0.3 million. Excluding the exceptional items of $(9.0) million, net loss was $9.3 million.
Other Corporate Developments
On July 12, 2010, the Company entered into an agreement (the “Amendment”) with Patriarch Partners LLC (“Patriarch”), a global investment firm based in New York and currently one of our major shareholders, to restructure the terms of the secured convertible loan facility (the “convertible loan”). Under the terms of the Amendment, the Company repaid $16,343,960, and Patriarch agreed to lend the Company an additional $7.6 million non-convertible term loan, bringing the aggregate amount outstanding under the Patriarch facility to $49,056,040, and to waive all existing defaults and revise the terms of the financial covenants. As a part of the transaction, in consideration for the waiver and extension of additional loans in the Amendment, Patriarch has been granted additional security in the Company’s assets as collateral for the loans and the Company issued to affiliates of Patriarch Series C Preferred Shares convertible into 25% of the fully diluted common equity of the Company and paid certain fees and expenses.
The Company might not have enough cash to repay all currently outstanding obligations in the next 12 months. However, the management of the Company is taking a number of actions to address this situation in order to restore the Company to a sound financial position with an appropriate business strategy. These actions include:
•	The Company is adopting various cost-saving strategies.

•	The Company continues its repositioning of its business to sports and entertainment, and is moving ahead with its sports media strategy.
The condensed consolidated financial information has been prepared assuming the Company will continue as a going concern.
On August 16, 2010, the Company entered into an agreement with Pariya Holdings Limited (“Pariya”) and agreed 1) all outstanding earnout obligations from XSEL to Pariya and payment obligations from Pariya to XSEL will be offset upon the fulfillment of certain conditions; 2) maintain XSEL’s shareholding in Xinhua Finance Media (Convey) Limited at a minimum of 19.9%.
Contact
Mr. Graham Earnshaw, XSEL, +86 10 8567 6061, graham.earnshaw@xsel.com
About XSEL
XSEL is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile customers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the internet and mobile phones in China.

Headquartered in Beijing, the Company has offices and affiliates in major cities throughout China including Shanghai, Guangzhou, Shenzhen and Hong Kong. The Company’s American Depository Shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit http://www.xsel.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar statements. Among other things, the quotations from management in this announcement, as well as XSEL’s strategic and operational plans, contain forward-looking statements. XSEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. XSEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Adjusted EBITDA Reconciliation
XSEL considers adjusted EBITDA to represent net income (loss) attributable to XSEL before exceptional items, other income (expense), taxes, depreciation, amortization of intangible assets from acquisitions, net income (loss) attributable to non-controlling interests and share-based compensation expenses. XSEL believes that adjusted EBITDA provide investors with another method for assessing XSEL’s underlying operational and financial performance. Our presentation of adjusted EBITDA is not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on adjusted EBITDA, please refer to Chart 4 of this release.

XSEL believes that adjusted EBITDA is useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using adjusted EBITDA is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the reconciliation of adjusted EBITDA. You should compensate for these limitations by relying principally on our U.S. GAAP results and using our adjusted EBITDA measurement as supplementary information.
The following table presents, for each of the periods indicated, our adjusted EBITDA reconciled to net loss attributable to XSEL:
Chart 4: Reconciliation of adjusted EBITDA

	6 months ended	6 months ended
In US millions	Jun 30, 2010	Jun 30, 2009
Net loss attributable to XSEL	(0.3)	(5.3)
Discontinued operations, net of taxes	(39.2)	(1.9)
Exceptional items[1]	32.9	—
Amortization of intangible assets from acquisitions	—	1.1
Share-based compensation expenses	2.3	1.5
Depreciation	0.5	0.6
Other (income) expenses	(2.0)	1.0
Provision for income taxes	0.3	0.6
Net loss attributable to non-controlling interests	(0.1)	(0.2)

Adjusted EBITDA — continuing operations	(5.6)	(2.6)

Discontinued operations	6.5	9.6

Adjusted EBITDA	0.9	7.0

[1]	Exceptional items are those that we believe are not indicative of future performance. Please refer to Chart 5 for the breakdown.

Chart 5: Breakdown of exceptional items

	6 months ended	6 months ended
In US millions	Jun 30, 2010	Jun 30, 2009
Loss on disposal of Convey	28.5	—
Impairment loss on goodwill	3.4	—
One-time legal and professional fees	1.0	—

Exceptional items recorded in adjusted EBITDA — continuing operations	32.9	—
Fair value gain on convertible loan	(3.8)	(1.4)
Fair value gain on warrant	(1.0)	—

Exceptional items recorded in continuing operations	28.1	(1.4)

Discontinued operations	(37.1)	0.3

Total exceptional items	(9.0)	(1.1)

Net income (loss) per ADS is shown in Chart 6:
Chart 6: Net income (loss) per ADS1

	6 months ended	6 months ended
In US dollars	Jun 30, 2010	Jun 30, 2009
Net income (loss) per ADS — basic and diluted from continuing operations	(0.44)	(0.11)
Net income (loss) per ADS — basic and diluted from discontinued operations	0.42	0.02

Net income (loss) per ADS — basic and diluted	(0.02)	(0.09)

Weighted average number of ADS — basic	94.0 million	75.8 million
Weighted average number of ADS — diluted	94.0 million	75.8 million

[1]	For computation of the net income (loss) per ADS, the amount attributable to holders of common shares should be used. Accordingly, dividends on Series B redeemable convertible preference shares of $1.4 million and $1.3 million were taken into account for the first half year of 2010 and 2009, respectively.

Condensed Consolidated Balance Sheet

(In U.S. dollars)	Jun 30, 2010	Dec 31, 2009
	Unaudited	(Note 1)
Assets
Current assets:
Cash and cash equivalents	13,303,290	13,229,958
Short term deposit	—	29,075
Restricted cash (Note 2)	28,670,000	40,430,000
Accounts receivable, net of allowance for doubtful debts (Note 3)	13,258,841	18,319,101
Prepaid program expenses	1,842,141	1,598,271
Consideration receivable from disposal of subsidiaries (Note 4)	20,000,000	20,000,000
Other current assets	19,870,969	14,521,492
Assets held for sale	—	42,737,129

Total current assets	96,945,241	150,865,026
Television program and film right, net	—	4,359,421
Property and equipment, net	2,538,220	1,997,068
Intangible assets, net	—	19,298,292
Goodwill	6,933,094	7,238,016
Investment	11,508,239	11,508,239
Deposits for investments (Note 5)	17,520,963	16,372,089
Consideration receivable from disposal of subsidiaries (Note 4)	—	27,319,579
Other long-term assets	3,739,123	3,601,271

Total assets	139,184,880	242,559,001

Liabilities, mezzanine equity and total equity
Current liabilities:
Bank borrowings	21,274,074	31,261,643
Convertible loan (Note 6)	52,163,872	59,379,289
Other current liabilities	82,215,361	89,031,149
Liabilities held for sale	—	22,083,374

Total current liabilities	155,653,307	201,755,455
Other long-term liabilities, non-current portion	3,834,592	66,973,524

Total liabilities	159,487,899	268,728,979

Mezzanine equity:
Series B redeemable convertible preferred shares	34,456,791	33,765,591
XSEL shareholders’ equity:
Class A common shares	156,230	133,854
Additional paid-in capital	506,260,761	498,956,593
Accumulated deficits	(566,819,672)	(567,103,780)
Accumulated other comprehensive income	4,267,377	6,635,783

Total	(56,135,304)	(61,377,550)
Non-controlling interests	1,375,494	1,441,981

Total equity	(54,759,810)	(59,935,569)

Total liabilities, mezzanine equity and total equity	139,184,880	242,559,001

Condensed Consolidated Statement of Operations

	6 months	6 months
	ended	ended
(In U.S. Dollars)	Jun 30, 2010	Jun 30, 2009
	Unaudited	Unaudited

Net revenues:
Advertising services	26,404,463	27,209,233
Content production	617,689	—
Advertising sales	86,689	—

Total net revenues	27,108,841	27,209,233

Cost of revenues:
Advertising services	21,979,026	20,285,564
Content production	420,735	—
Advertising sales	828,161	—

Total cost of revenues	23,227,922	20,285,564

Operating expenses:
Selling and distribution	3,193,628	2,901,064
General and administrative	10,276,844	10,627,564
Impairment loss on goodwill	3,378,665	—
Loss on disposal of Convey (Note 4)	28,492,982	—

Total operating expenses	45,342,119	13,528,628

Other operating income	234,913	910,740

Operating loss from continuing operations	(41,226,287)	(5,694,219)
Other income (expenses) (Note 7) 7	2,028,700	(1,025,604)

Loss from continuing operations before provision for income taxes	(39,197,587)	(6,719,823)
Provision for income taxes	339,997	604,554

Net loss from continuing operations	(39,537,584)	(7,324,377)
Discontinued operations (Note 8):
Income from discontinued operations (including net loss on disposal of subsidiaries of $752,204 for the six months ended June 30, 2010	40,255,940	2,001,226
Provision for income taxes	1,055,345	128,313

Discontinued operations, net of taxes	39,200,595	1,872,913

Net loss	(336,989)	(5,451,464)
Net loss attributable to non-controlling interests	(77,357)	(166,894)

Net loss attributable to XSEL	(259,632)	(5,284,570)
Dividend declared on Series B redeemable convertible preferred shares	1,382,400	1,280,000

Net loss attributable to holders of common shares	(1,642,032)	(6,564,570)

Net income (loss) per share:
Basic and diluted from continuing operations — Common shares	(0.22)	(0.05)
Basic and diluted from discontinued operations — Common shares	0.21	0.01

Basic and diluted — Common shares	(0.01)	(0.04)

Basic and diluted from continuing operations — American Depositary Shares	(0.44)	(0.11)
Basic and diluted from discontinued operations — American Depositary Shares	0.42	0.02

Basic and diluted — American Depositary Shares	(0.02)	(0.09)

Condensed Consolidated Statement of Cash Flow

	6 months	6 months
	ended	ended
(In U.S. Dollars)	Jun 30, 2010	Jun 30, 2009
	Unaudited	Unaudited

Net cash (used in) provided by operating activities	(1,345,636)	2,725,296
Net cash provided by (used in) investing activities	10,103,496	(22,146,965)
Net cash used in financing activities	(9,357,831)	(435,719)
Effect of exchange rate changes	285,184	(21,397)

Net decrease in cash and cash equivalents	(314,787)	(19,878,785)
Cash and cash equivalents, as at beginning of the period	13,229,958	54,088,842
Less: Cash and cash equivalents at end of period included in assets held for sale	388,119	(1,880,743)

Cash and cash equivalents, as at end of the period	13,303,290	32,329,314

Notes to Financial Information
1) 2009 condensed consolidated balance sheet
Information was extracted from the audited financial statements included in Form 20-F of the Company filed with the Securities and Exchange Commission on July 15, 2010.
2) Restricted cash
Restricted cash was mainly US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Accounts receivable, net of allowance for doubtful debts and debtors turnover
Debtors turnover for the first half year of 2009 and 2010 were 116 days and 68 days respectively. Our business groups generally grant 90 days to 180 days as the average credit period to major customers, which is in line with the industry practices in the PRC.

4) Consideration receivable from disposal of subsidiaries
On June 30, 2010, the Company had a current consideration receivable from disposal of subsidiaries of $20.0 million. This represented the consideration receivable for the disposal of our 85% shareholding of Convey in December 2008, net of $25.6 million and $28.5 million write-off charges recorded in the second half year of 2009 and first half year of 2010 respectively.
5) Deposits for investments
The Company has paid a deposit of $11.1 million and an advance of $6.4 million to provide services to cable channels in the PRC. These amounts are refundable unless certain closing conditions are met.
6) Convertible loan
The Company entered into a secured convertible loan facility for up to $80.0 million from Patriarch. As of June 30, 2010, the outstanding principal amount of the convertible loan was $53.8 million. In 2009, the Company was required to adopt an authoritative guidance which applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative for purposes of determining whether that instrument or embedded feature is indexed to an entity’s own stock. The authoritative guidance states that an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the two-step approach of 1) evaluating the instrument’s contingent exercise provisions, if any; and 2) evaluating the instrument’s settlement provisions. After the adoption of the authoritative guidance, the conversion feature of the convertible loan was measured at fair value. The change in fair value was recorded in the other income (expenses) in the consolidated statements of operations. The Company recorded the convertible loan of $52.2 million on June 30, 2010 and a non-cash fair value gain on the convertible loan of $3.8 million for the first half year of 2010.
7) Other income (expense)
Other income (expense) includes net interest income (expense) and net other income (expense). The Company recorded a non-cash fair value gain on convertible loan and warrant of $3.8 million and $1.0 million, respectively, in other income for the first half year of 2010.
8) Discontinued operations
Due to the sale of XinCheng, EWEO, JCBN China and Profitown in 2010, the closure of EconWorld, Century Media, Upper Step and Perspective in 2010 as well as the termination of advertising agency agreement with SXTV in 2010, the historical operating results were reported as “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.